Exhibit 99.1

GOVERNMENTAL GAMING REGULATIONS

We are subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdictions where our facilities are located or docked. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals have been introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and us. We do not know whether such legislation will be enacted. The federal government has also previously considered a federal tax on casino revenues and the elimination of betting on amateur sporting events and may consider such a tax or eliminations on betting in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect us.

Some jurisdictions, including Nevada, Illinois, Indiana, Louisiana, Mississippi, New Jersey and Florida, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to periodic reports respecting those gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Under provisions of gaming laws in jurisdictions in which we have operations, and under our organizational documents, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses, or is unable, to dispose of the securities, we may be required to repurchase the securities.

The indenture governing our outstanding notes provides that if a holder of a note or beneficial owner of a note is required to be licensed, qualified or found suitable under the applicable gaming laws and is not so licensed, qualified or found suitable within the time period specified by the applicable gaming authority, the holder will be required, at our request, to dispose of its notes within a time period that either we prescribe or such other time period prescribed by the applicable gaming authority, and thereafter, we shall have the right to redeem such holder's notes.

Nevada

The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated by the Nevada Gaming Commission thereunder, which we refer to as the Nevada Act, including various local codes and ordinances. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, which we refer to as the Nevada Commission, the Nevada State Gaming Control Board, which we refer to as the Nevada Board, the Clark County Liquor and Gaming Licensing Board, and the City of Las Vegas, which, with the Nevada Commission and the Nevada Board, we collectively refer to as the Nevada Gaming Authorities.

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

- the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- the establishment and maintenance of responsible accounting practices and procedures;
- the maintenance of effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
- the prevention of cheating and fraudulent practices;
- the maintenance of a Gaming Compliance and Reporting Plan, including the establishment of a Gaming Compliance Committee and the retention of a Corporate Compliance Officer; and
- the provision of a source of state and local revenues through taxation and licensing fees.

Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations and our business, financial condition and results of operations.

Corporations that operate casinos in Nevada are required to be licensed by the Nevada Gaming Authorities. A gaming license requires the periodic payment of fees and taxes and is not transferable. We are registered by the Nevada Commission as a publicly traded corporation, or a Registered Corporation. As a Registered Corporation, we are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. We have been found suitable by the Nevada Commission to own the stock of California Hotel and Casino and of Coast Casinos, Inc. California Hotel and Casino is licensed by the Nevada Commission to operate non-restricted gaming activities at the California and Sam's Town Las Vegas and is additionally registered as a holding company and approved by the Nevada Gaming Authorities to own the stock of Sam-Will, Inc., the operator of the Fremont, Eldorado, Inc., the operator of the Eldorado Casino and Jokers Wild, and M.S.W., Inc., the operator of Main Street Station. Coast Casinos, Inc. is registered as a holding company and approved by the Nevada Gaming Authorities to own the stock of Coast Hotels and Casinos, Inc., the operator of Gold Coast Hotel and Casino, The Orleans Hotel and Casino, Suncoast Hotel and Casino, and the sports pool only at Renata's Supper Club. In 2003, the Nevada Commission approved Boyd Louisiana Racing Inc. and Boyd Racing L.L.C., d.b.a. Delta Downs Racetrack, Casino & Hotel, to share in the revenue from the conduct of off-track pari-mutuel wagering, under certain conditions, as it pertains to the broadcast of live racing events to licensed Nevada pari-mutuel race books. No person may become a stockholder of, or receive any percentage of profits from, California Hotel and Casino or its subsidiaries or of Coast Casinos, Inc. or its subsidiary without first obtaining licenses and approvals from the Nevada Gaming Authorities, we refer to all of the foregoing entities collectively as the Licensed Subsidiaries. Boyd Gaming and all of its Licensed Subsidiaries have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Boyd Gaming and its Licensed Subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Licensed Subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities of the Licensed Subsidiaries may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities within 30 days as proscribed by law and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or any of our Licensed Subsidiaries, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require Boyd Gaming or any of its Licensed Subsidiaries to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Boyd Gaming and its Licensed Subsidiaries are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Licensed Subsidiaries must be reported to, and/or approved by, the Nevada Commission.

If it were determined that the Nevada Act was violated by any of the Licensed Subsidiaries, the gaming licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, Boyd Gaming and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act or Regulations at the discretion of the Nevada Commission. Further, a supervisor could be nominated by the Nevada Commission for court appointment to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our gaming operations and our business, financial condition and results of operations.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated and have his suitability reviewed as a beneficial holder of our voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires more than 5% of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of our voting securities apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes include only:

- voting on all matters voted on by stockholders;
- making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in our management, policies or operations; and
- such other activities as the Nevada Commission may determine to be consistent with such investment intent.

If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, or any of our Licensed Subsidiaries, we:

- pay that person any dividend or interest upon voting securities of Boyd Gaming;
- allow that person to exercise, directly or indirectly, any voting right conferred through securities held by the person;
- pay remuneration in any form to that person for services rendered or otherwise; or
- fail to pursue all lawful efforts to require such unsuitable person to relinquish their voting securities for cash at fair market value.

Additionally, the Clark County Liquor and Gaming Licensing Board has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

The Nevada Commission may, at its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it:

- pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
- recognizes any voting right by such unsuitable person in connection with such securities;
- pays the unsuitable person remuneration in any form; or
- makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner.

We may not make a public offering of our securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Any representation to the contrary is unlawful. In September 2005, the Nevada Commission granted us two years, the maximum time permitted, in which to make public offerings of debt or equity. This two-year approval or continuous or delayed public offering approval, also known as a shelf approval, is subject to certain conditions and expires in September 2007, at which time we will seek to renew the approval. The Nevada Commission's approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board.

Changes in control of Boyd Gaming through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Gaming Authorities in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchase of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those licensees, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

- assure the financial stability of corporate gaming operators and their affiliates;
- preserve the beneficial aspects of conducting business in the corporate form; and
- promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. As a Registered Corporation, the Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to our stockholders for the purposes of acquiring control of us.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada, Clark County and the City of Las Vegas. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon:

- a percentage of the gross revenues received;
- the number of gaming devices operated; or
- the number of table games operated.

An excise tax is also paid by casino operations upon admission to certain facilities offering live entertainment, including the selling of food, refreshment and merchandise in connection therewith.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons, which we refer to as Licensees, and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

The sale of food or alcoholic beverages at our Nevada casinos is subject to licensing, control and regulation by the applicable local authorities. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could, and a revocation would, have a significant adverse effect upon the operations of the affected casino or casinos.

Illinois

We are subject to the jurisdiction of the Illinois gaming authorities as a result of our ownership and operation of Par-A-Dice Hotel Casino in East Peoria, Illinois.

In February 1990, the State of Illinois legalized riverboat gambling. The Illinois Riverboat Gambling Act, which we refer to as the initial Illinois Act, authorizes the five-member Illinois Gaming Board, which we refer to as the Illinois Board, to issue up to ten riverboat gaming owners' licenses on navigable streams within or forming a boundary of the State of Illinois except for Lake Michigan and any waterway in Cook County, which includes Chicago. Pursuant to the initial Illinois Act, a licensed owner who holds greater than a 10% interest in one riverboat operation, could hold no more than a 10% interest in any other riverboat operation. In addition, the initial Illinois Act restricted the location of certain of the ten owners' licenses. Four of the licenses were to be located on the Mississippi River, one license was to be at a location on the Illinois River south of Marshall County and one license had to be located on the Des Plaines River in Will County. The remaining licenses were not restricted as to location. Currently, nine owner's licenses are in operation, including one license in each of Alton, Aurora, East Peoria, East St. Louis, Elgin, Metropolis, Rock Island and two licenses in Joliet.

The tenth license, which was initially granted to an operator in East Dubuque, was not renewed by the Illinois Board and has been the subject of on-going litigation. The Illinois Board entered into a settlement agreement with the operator whereby the ownership interest in the tenth license was to be transferred to a new operator. The Illinois Board initiated a bid process and selected Isle of Capri as the new operator with its gaming operations to be located in Rosemont, Illinois. The Illinois Attorney General, pursuant to her authority, did not approve the settlement agreement which would have permitted the transfer of the ownership interest. Instead, the Illinois Board resumed its license revocation hearing, which had been held in abeyance. On November 15, 2005, the Administrative Law Judge issued his opinion, recommending that the Illinois Board revoke the operator's license. The record of the proceeding and the Judge's opinion was reviewed by the Illinois Board and the Illinois Board issued a final order revoking the operator's license. The operator is entitled to appeal a final Illinois Board order to the Illinois Appellate court. On May 30, 2007, the Illinois Appellate Court for the Fourth District upheld the Illinois Board's decision to revoke the operator's license. On August 1, 2007 Emerald Casino Inc. filed an appeal of this decision with the Illinois Appellate Court.

Furthermore, under the initial Illinois Act, no gambling could be conducted while a riverboat was docked. A gaming excursion could last no more than four hours, and a gaming excursion was deemed to have started when the first passenger boarded a riverboat. Gaming could continue during passenger boarding for a period of up to 30 minutes. Gaming was also allowed for a period of up to 30 minutes after the gangplank or its equivalent was lowered, thereby allowing passengers to exit the riverboat. During the 30-minute exit time period, new passengers were not allowed to board the riverboat. Although riverboats were mandated to cruise, there were certain exceptions. If a riverboat captain reasonably determined that either it was unsafe to transport passengers on the waterway due to inclement weather or the riverboat had been rendered temporarily inoperable by unforeseeable mechanical or structural difficulties or river icing, the riverboat could remain dockside or return to the dock. In those situations, a gaming excursion could commence or continue while the gangplank or its equivalent was raised and remained raised, in which event the riverboat was not considered docked. If a gaming excursion had to begin or continue with the gangplank or its equivalent raised, and the riverboat did not leave the dock, entry of new patrons on to the riverboat was prohibited until the completion of the excursion.

In June of 1999, amendments to the Illinois Act, which we refer to as the Amended Illinois Act, were passed by the legislature and signed into law by the Governor. The Amended Illinois Act redefined the conduct of gaming in the state. Pursuant to the Amended Illinois Act, riverboats can conduct gambling without cruising, and passengers can enter and leave a riverboat at any time. In addition, riverboats may now be located upon any water within Illinois, and not just navigable waterways. There is no longer any prohibition of a riverboat being located in Cook County. Riverboats are now defined as self-propelled excursion boats or permanently moored barges. The Amended Illinois Act requires that only three, rather than four, owner's licenses, be located on the Mississippi River. The 10% ownership prohibition has also been removed. Therefore, subject to certain Illinois Board rules, individuals or entities could own more than one riverboat operation.

The Amended Illinois Act also allows for the relocation of a riverboat home dock. A licensee that was not conducting riverboat gambling on January 1, 1998, may apply to the Illinois Board for renewal and approval of relocation to a new home dock and the Illinois Board shall grant the application and approval of the new home dock upon the licensee providing to the Illinois Board authorization from the new dockside community. Any licensee that relocates in accordance with the provisions of the Amended Illinois Act must attain a level of at least 20% minority ownership of such a gaming operation.

The initial Illinois Act strictly regulates the facilities, persons, associations and practices related to gaming operations. The initial Illinois Act grants the Illinois Board specific powers and duties, and all other powers necessary and proper to fully and effectively execute the initial Illinois Act for the purpose of administering, regulating and enforcing the system of riverboat gaming. The Illinois Board has authority over every person, association, corporation, partnership and trust involved in riverboat gaming operations in the State of Illinois.

The initial Illinois Act requires the owner of a riverboat gaming operation to hold an owner's license issued by the Illinois Board. Each owner's license permits the holder to own up to two riverboats, however, gaming participants are limited to 1,200 for any owner's license. The number of gaming participants will be determined by the number of gaming positions available. Gaming positions are counted as follows:

- electronic gaming devices positions will be determined as 90% of the total number of devices available for play;
- craps tables will be counted as having ten gaming positions; and
- games utilizing live gaming devices, except for craps, will be counted as having five gaming positions.

Each owner's license initially runs for a period of three years. Thereafter, the license must be renewed annually. Under the Amended Illinois Act, the Board may renew an owner's license for up to four years. An owner licensee is eligible for renewal upon payment of the applicable fee and a determination by the Illinois Board that the licensee continues to meet all of the requirements of the initial Illinois Act and Illinois Board rules. The owner's license for Par-A-Dice Riverboat Casino initially expired in February 1995. Since that time, the license has been renewed annually. The most recent renewal approved by the Illinois Board in March of 2004 was for a term of four years. An ownership interest in an owner's license may not be transferred or pledged as collateral without the prior approval of the Illinois Board.

Pursuant to the Amended Illinois Act, which lifted the 10% ownership prohibition, the Illinois Board established certain rules to effectuate this statutory change. In deciding whether to approve direct or indirect ownership or control of an owner's license, the Illinois Board shall consider the impact of any economic concentration of the ownership or control. No direct or indirect ownership or control shall be approved which will result in undue economic concentration of the ownership of riverboat gambling operations in Illinois. Undue economic concentration means that a person or entity would have actual or potential domination of riverboat gambling in Illinois sufficient to:

- substantially impede or suppress competition among holders of owner's licenses;
- adversely impact the economic stability of the riverboat casino industry in Illinois; or
- negatively impact the purposes of the initial Illinois Act, including tourism, economic development, benefits to local communities, and State and local revenues.

The Illinois Board will consider the following criteria in determining whether the approval of the issuance, transfer or holding of a license will create undue economic concentration:

- the percentage share of the market presently owned or controlled by the person or entity;
- the estimated increase in the market share if the person or entity is approved to hold the owner's license;
- the relative position of other persons or entities that own or control owner's licenses in Illinois;
- the current and projected financial condition of the riverboat gaming industry;
- the current market conditions, including proximity and level of competition, consumer demand, market concentration, and any other relevant characteristics of the market;
- whether the license to be approved has separate organizational structures or other independent obligations;
- the potential impact on the projected future growth and development of the riverboat gambling industry, the local communities in which licenses are located, and the State of Illinois;
- the barriers to entry into the riverboat gambling industry and if the approval of the license will operate as a barrier to new companies and individuals desiring to enter the market;
- whether the approval of the license is likely to result in enhancing the quality and customer appeal of products and services offered by riverboat casinos in order to maintain or increase their respective market shares;
- whether a restriction on the approval of the additional license is necessary in order to encourage and preserve competition in casino operations; and
- any other relevant information.

The initial Illinois Act does not limit the maximum bet or per patron loss. Minimum and maximum wagers on games are set by the owner licensee. Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager and wagers may only be received from a person present on the riverboat. With respect to electronic gaming devices, the payout percentage may not be less than 80% nor more than 100%.

An admission tax is imposed on the owner of a riverboat operation. Effective July 1, 2003, additional amendments to the Amended Illinois Act were passed by the legislature and signed into law by the Governor, which we refer to as the Second Amended Illinois Act. Under the Second Amended Illinois Act, for an owner licensee that admitted 2,300,000 persons or fewer in the previous calendar year, the admission tax is $4.00 per person and for a licensee that admitted more that 2,300,000 persons in the previous calendar year, the admission tax is $5.00. Additionally, a wagering tax is imposed on the adjusted gross receipts, as defined in the initial Illinois Act, of a riverboat operation. As of July 1, 2003, pursuant to the Second Amended Illinois Act, the wagering tax was increased as follows: 15% of annual adjusted gross receipts up to and including $25 million; 27.5% of annual adjusted gross receipts in excess of $25 million but not exceeding $37.5 million; 32.5% of annual adjusted gross receipts in excess of $37.5 million but not exceeding $50 million; 37.5% of annual adjusted gross receipts in excess of $50 million but not exceeding $75 million; 45% of annual adjusted gross receipts in excess of $75 million but not exceeding $100 million; 50% of annual adjusted gross receipts in excess of $100 million but not exceeding $250 million; and 70% of annual adjusted gross receipts in excess of $250 million. The owner licensee is required, on a daily basis, to wire the wagering tax payment to the Illinois Board. The wagering tax as outlined in the Second Amended Illinois Act shall no longer be imposed beginning on the earlier of (i) July 1, 2005; (ii) the first date after the effective date of the Second Amended Illinois Act that riverboat gambling operations are conducted pursuant to the dormant tenth license or (iii) the first day that riverboat gambling operations are conducted under the authority of an owners license that is in addition to the 10 owners' licenses authorized by the Initial Act. The tax will rollback to the rates as outlined in the Amended Act.

Effective July 1, 2005, additional amendments to the Second Amended Act were passed by the legislature and signed into law by the Governor, which we refer to as the Third Amended Illinois Act. Under the Third Amended Act, for an owner that admitted 1,000,000 persons or fewer in calendar year 2004, the admission tax is $2.00 and for all other licensees it is $3.00 per person admitted. Additionally, the wagering tax provisions were "rolled back" to the rates as defined in the Amended Act. Thus, the effective wager tax rates are: 15% of annual adjusted gross receipts up to and including $25 million; 22.5% of annual adjusted gross receipts in excess of $25 million but not exceeding $50 million; 27.5% of annual adjusted gross receipts in excess of $50 million but not exceeding $75 million; 32.5% of annual adjusted gross receipts in excess of $75 million but not exceeding $100 million; 37.5% of annual adjusted gross receipts in excess of $100 million but not exceeding $150 million; 45% of annual adjusted gross receipts in excess of $150 million but not exceeding $200 million; and $50% of annual adjusted gross receipts in excess of $200 million, which we refer to as the Privilege Tax. In addition to payment of the above listed amounts, by June 15 of each year, each owner (other than an owner that admitted 1,000,000 or fewer persons in calendar year 2004) must pay to the Illinois Board the amount, if any, by which the base amount for the licensed owner exceeds the amount of tax paid pursuant to the Third Amended Act. The base amount for a riverboat in East Peoria is $43 million. This obligation terminates on the earliest of (i) July 1, 2007, (ii) the first day after the effective date of the Third Amended Act that riverboat gambling operations are conducted pursuant to a dormant license, (iii) the first day that riverboat gambling operations are conducted under the authority of an owners license that is in addition to the 10 owners licenses initially authorized, or (iv) the first day that a licensee under the Illinois Horse Racing Act of 1975 conducts gaming operations with slot machines or other electronic gaming devices. There have been legislative discussions that the current base amount may be adjusted upward as it does not incorporate the amount of tax paid by the riverboat to its local community. Any upward adjustment may be imposed retroactively to the effective date of the Third Amended Illinois Act.

The Illinois Board has the authority to reduce the above mentioned wagering tax obligation imposed under the Third Amended Act by an amount the Board deems reasonable for acts of God, terrorism, bioterrorism or a condition beyond the control of the owner licensee. There can be no assurance that the Illinois legislature will not enact additional legislation regarding admission and wagering tax rates.

Effective May 26, 2006, additional amendments to the Third Amended Act were passed by the legislature and signed into law by the Governor, which we refer to as the Fourth Amended Act. Under the Fourth Amended Act, and for a period of two (2) years beginning May 26, 2006, owners licensees that operate a riverboat with adjusted gross receipts in 2004 greater than $200 million must pay – in addition to the amounts referenced above – an amount equal to 3% of the adjusted gross receipts received into the Horse Racing Equity Trust Fund, which we refer to as the Surcharge. This provision has affected four owners licensees, but does not apply to Par-A-Dice Hotel Casino in East Peoria, Illinois.

On May 30, 2006, four days after the Fourth Amended Act was signed into law, the four casinos affected by the Surcharge filed a lawsuit in the Circuit Court of the Twelfth Judicial Circuit in Will County, Illinois against the Treasurer of the State of Illinois and the Illinois Racing Board. The four-count Complaint sought a declaratory judgment that the Fourth Amended Act's Surcharge was unconstitutional and a permanent injunction against its enforcement. On March 26, 2007, the Illinois circuit court granted summary judgment in favor of the four casinos for violation of the Illinois Constitution's Uniformity Clause, but in favor of the defendants and the racetracks that later intervened on the remaining claims in the complaint. The defendants and the racetracks have since filed an appeal, which is now pending.

Effective June 6, 2006, additional amendments to the Fourth Amended Act were passed by the legislature and signed into law by the Governor, which we refer to as the Fifth Amended Act to restate and clarify the Third Amended Act as to the amount of payments an owners licensee is required to make to the Illinois Board. The Fifth Amended Act now provides that – in addition to any amounts due pursuant to the Privilege Tax – each owners licensee (other than an owner that admitted 1,000,000 or fewer persons in calendar year 2004) must pay to the Illinois Board the amount by which its pre-determined base amount exceeds the amount of "net privilege tax" remitted. The Fifth Amended Act defines "net privilege tax" as all Privilege Taxes paid by a licensed owner to the Illinois Board, less the amount equal to 5% of the adjusted gross receipts generated by an owners licensee that is paid from the State Gaming Fund to the unit of local government designated as the home dock of the owners licensee's riverboat.

In addition to owner's licenses, the Illinois Board also requires licensing for all vendors of gaming supplies and equipment and for all employees of a riverboat gaming operation. The Illinois Board is authorized to conduct investigations into the conduct of gaming and into alleged violations of the Illinois Act and the Illinois Board rules. Employees and agents of the Illinois Board have access to and may inspect any facilities relating to the riverboat gaming operation.

A holder of any license is subject to the imposition of fines, suspension or revocation of such license, or other action for any act or failure to act by himself or his agents or employees, that is injurious to the public health, safety, morals, good order and general welfare of the people of the State of Illinois, or that would discredit or tend to discredit the Illinois gaming industry or the State of Illinois. Any riverboat operations not conducted in compliance with the initial Illinois Act may constitute an illegal gaming place and consequently may be subject to criminal penalties, which penalties include possible seizure, confiscation and destruction of illegal gaming devices and seizure and sale of riverboats and dock facilities to pay any unsatisfied judgment that may be recovered and any unsatisfied fine that may be levied. The initial Illinois Act also provides for civil penalties, equal to the amount of gross receipts derived from wagering on the gaming, whether unauthorized or authorized, conducted on the day of any violation. The Illinois Board may revoke or suspend licenses, as the Illinois Board may see fit and in compliance with applicable laws of the State of Illinois regarding administrative procedures and may suspend an owner's license, without notice or hearing, upon a determination that the safety or health of patrons or employees is jeopardized by continuing a riverboat's operation. The suspension may remain in effect until the Illinois Board determines that the cause for suspension has been abated and it may revoke the owner's license upon a determination that the owner has not made satisfactory progress toward abating the hazard.

If the Illinois Board has suspended, revoked or refused to renew the license of an owner or if a riverboat gambling operation is closing and the owner is voluntarily surrendering its owner's license, the Illinois Board may petition the local circuit court, which we refer to as the Court, in which the riverboat is situated for appointment of a receiver. The court will have sole jurisdiction over any and all issues pertaining to the appointment of a receiver. The Illinois Board will specify the specific powers, duties and limitations for the receiver, including but not limited to the authority to:

- hire, fire, promote and discipline personnel and retain outside employees or consultants;
- take possession of any and all property, including but not limited to its books, records, and papers;
- preserve or dispose of any and all property;
- continue and direct the gaming operations under the monitoring of the Illinois Board;
- discontinue and dissolve the gaming operation;
- enter into and cancel contracts;
- borrow money and pledge, mortgage or otherwise encumber the property;
- pay all secured and unsecured obligations;
- institute or defend actions by or on behalf of the holder of an owner's license; and
- distribute earnings derived from gaming operations in the same manner as admission and wagering taxes are distributed under Sections 12 and 13 of the initial Illinois Act.

The Illinois Board will submit at least three nominees to the Court. The nominees may be individuals or entities selected from an Illinois Board approved list of pre-qualified receivers who meet the same criteria for a finding of preliminary suitability for licensure under Sections 3000.230(c)(2)(B) and (C). In the event that the Illinois Board seeks the appointment of a receiver on an emergency basis, the Illinois Board will submit at least two nominees selected from the Illinois Board approved list of pre-qualified receivers to the Court and will issue a Temporary Operating Permit to the receiver appointed by the Court. A receiver, upon appointment by the court, will before assuming his or her duties, execute and post the same bond as an owner's licensee pursuant to Section 10 of the initial Illinois Act.

The receiver will function as an independent contractor, subject to the direction of the Court. However, the receiver will also provide to the Illinois Board regular reports and provide any information deemed necessary for the Illinois Board to ascertain the receiver's compliance with all applicable rules and laws. From time to time, the Illinois Board may, at its sole discretion, report to the Court on the receiver's level of compliance and any other information deemed appropriate for disclosure to the Court. The term and compensation of the receiver shall be set by the Court. The receiver will provide to the Court and the Illinois Board at least 30 days written notice of any intent to withdraw from the appointment or to seek modification of the appointment. Except as otherwise provided by action to the Illinois Board, the gaming operation will be deemed a licensed operation subject to all rules of the Illinois Board during the tenure of any receivership.

The Illinois Board requires that a "Key Person" of an owner licensee submit a Personal Disclosure or Business Entity Form and be investigated and approved by the Illinois Board. The Illinois Board shall certify for each applicant for or holder of an owner's license each position, individual or Business Entity that is to be approved by the Board and maintain suitability as a Key Person. With respect to an applicant for or the holder of an owner's license, Key Person shall include:

- any Business Entity and any individual with an ownership interest or voting rights of more than 5% in the licensee or applicant, and the trustee of any trust holding such ownership interest or voting rights;
- the directors of the licensee or applicant and its chief executive officer, president and chief operating officer, or their functional equivalents; and
- all other individuals or Business Entities that, upon review of the applicant's or licensees Table of Organization, Ownership and Control (as discussed below), the Board determines hold a position or a level of ownership, control or influence that is material to the regulatory concerns and obligations of the Illinois Board for the specified licensee or applicant.

In order to assist the Illinois Board in its determination of Key Persons, applicants for or holders of an owner's license shall provide to the Illinois Board a Table of Organization, Ownership and Control, which we refer to as the Table. The Table will identify in sufficient detail the hierarchy of individuals and Business Entities that, through direct or indirect means, manage own or control the interest and assets of the applicant or licensee holder. If a Business Entity identified in the Table is a publicly traded company, the following information must be provided in the Table:

- the name and percentage of ownership interest of each individual or Business Entity with ownership of more than 5% of the voting shares of the entity, to the extent such information is known or contained in Schedule 13D or 13G of Securities and Exchange Commission filings;
- to the extent known, the names and percentage of interest of ownership of persons who are relatives of one another and who together (as individuals or through trusts) exercise control over or own more than 10% of the voting shares of the entity; and
- any trust holding more than 5% ownership or voting interest in the entity, to the extent such information is known or contained in Schedule 13D or 13G of Securities and Exchange Commission filings. The Table may be disclosed under the Freedom of Information Act.

Each owner licensee must provide a means for the economic disassociation of a Key Person in the event such economic disassociation is required by an order of the Illinois Board. Based upon findings from an investigation into the character, reputation, experience, associations, business probity and financial integrity of a Key Person, the Illinois Board may enter an order upon the licensee or require the economic disassociation of such Key Person.

Furthermore, each applicant or owner licensee must disclose the identity of every person, association, trust or corporation having a greater than 1% direct or indirect pecuniary interest in an owner licensee or in the riverboat gaming operation with respect to which the license is sought. The Illinois Board may also require an applicant or owner licensee to disclose any other principal or investor and require the investigation and approval of such individuals.

The Illinois Board (unless the investor qualifies as an Institutional Investor) requires a Personal Disclosure Form from any person or entity who or which, individually or in association with others, acquires directly or indirectly, beneficial ownership of more than 5% of any class of voting securities or non-voting securities convertible into voting securities of a publicly-traded corporation which holds an ownership interest in the holder of an owner's license. If the Illinois Board denies an application for such a transfer and if no hearing is requested, the applicant for the transfer of ownership interest must promptly divest those shares in the publicly-traded parent corporation. The holder of an owner's license would not be able to distribute profits to a publicly-traded parent corporation until such shares have been divested. If a hearing is requested, the shares need not be divested and profits may be distributed to a publicly-held parent corporation pending the issuance of a final order from the Illinois Board.

An Institutional Investor that individually or jointly with others, cumulatively acquires, directly or indirectly, 5% or more of any class of voting securities of a publicly-traded licensee or a licensee's publicly-traded parent corporation shall, within no less than ten days after acquiring such securities, notify the Administrator of the Board of such ownership and shall provide any additional information as may be required. If an Institutional Investor (as specified above) acquires 10% or more of any class of voting securities of a publicly-traded licensee or a licensee's publicly-traded parent corporation, then it shall file an Institutional Investor Disclosure Form within 45 days after acquiring such level of ownership interest. The owner licensee shall notify the Administrator as soon as possible after it becomes aware that it or its parent is involved in an ownership acquisition by an Institutional Investor. The Institutional Investor also has an obligation to notify the Administrator of its ownership interest.

In addition to Institutional Investor Disclosure Forms, certain other forms may be required to be submitted to the Illinois Board. An owner-licensee must submit a Marketing Agent Form to the Illinois Board for each Marketing Agent with whom it intends to do business. A Marketing Agent is a person or entity, other than a junketeer or an employee of a riverboat gaming operation, who is compensated by the riverboat gaming operation in excess of $100 per patron per trip for identifying and recruiting patrons. Key Persons of owner-licensees must submit Trust Identification Forms for trusts, excluding land trusts, for which they are a grantor, trustee or beneficiary each time such a trust relationship is established, amended or terminated.

Applicants for and holders of an owner's license are required to obtain formal approval from the Illinois Board for changes in the following areas:

- Key Persons;
- type of entity;
- equity and debt capitalization of the entity;
- investors or debt holders;
- source of funds;
- applicant's economic development plan;
- riverboat capacity or significant design change;
- gaming positions;
- anticipated economic impact; or
- agreements, oral or written, relating to the acquisition or disposition of property (real or personal) of a value greater than $1 million.

A holder of an owner's license is allowed to make distributions to its stockholders only to the extent that such distribution would not impair the financial viability of the gaming operation. Factors to be considered by the licensee include, but are not limited to, the following:

- cash flow, casino cash and working capital requirements;
- debt service requirements, obligations and covenants associated with financial instruments;
- requirements for repairs and maintenance and capital improvements;
- employment or economic development requirements of the Amended Illinois Act; and
- a licensee's financial projections.

The Illinois Board may waive any licensing requirement or procedure provided by rule if it determines that such waiver is in the best interests of the public and the gaming industry. Also, the Illinois Board may, from time to time, amend or change its rules. In general, uncertainty exists regarding the Illinois gaming regulatory environment due to limited experience in interpreting the Illinois Act.

From time to time, various proposals have been introduced in the Illinois legislature that, if enacted, would affect the taxation, regulation, operation or other aspects of the gaming industry or Boyd Gaming. Some of this legislation, if enacted, could adversely affect the gaming industry or Boyd Gaming, and no assurances can be given as to whether such legislation or similar legislation will be enacted.

One such piece of legislation that may affect the profitability of the gaming industry in Illinois is the Smoke Free Illinois Act, which becomes effective January 1, 2008 and bans smoking in nearly all public places in Illinois, including bars, restaurants, work places, schools and casinos. Senate Bill 890, which we refer to as Bill SB890, was introduced on May 25, 2007 in an attempt to exempt the casinos – including Boyd's Par-A-Dice riverboat casino in East Peoria, Illinois – from the Smoke Free Illinois Act for a period of five years. Although the Senate Executive Committee voted 9-4 to approve a casino exemption on May 30, 2007, the Illinois Senate ultimately voted down Bill SB890 on June 1, 2007.

New Jersey

On June 11, 2003 the New Jersey Casino Control Commission, or NJCCC, found that Marina District Development Company, LLC, a New Jersey limited liability company, which we refer to as the Operating Company, complied with all the requirements of the Casino Control Act for the issuance of a casino license to own and operate Borgata. The effective date of the license was July 2, 2003, the date the NJCCC Commission issued the Operating Company with an Operation Certificate. Such casino license was valid for a one year period and was renewed in June of 2004 for an additional one year period. On June 30, 2005 the casino license of the Operating Company was renewed for a five year period and is subject to successive five year renewal periods thereafter.

MDDC is a wholly-owned subsidiary of Marina District Development Holding Company, LLC, which we refer to as the Holding Company, i.e. the Holding Company is the sole member of the Operating Company. Boyd Atlantic City, Inc., or BAC and MAC Corp., a wholly-owned subsidiary of Mirage Resorts, Inc., or MAC, are members of the Holding Company and have 50% ownership interests therein, and BAC is the Managing Member of the Holding Company.

The ownership and operation of casino gaming facilities in New Jersey are subject to the Casino Control Act. In general, the Casino Control Act and the regulations promulgated thereunder contain detailed provisions concerning, among other things:

- the granting of casino licenses;
- the suitability of the approved hotel facility and the amount of authorized casino space and gaming units permitted therein;
- the qualification of natural persons and entities related to the casino licensee;
- the licensing and registration of employees and vendors of casino licensees;
- the rules of the games;
- the selling and redeeming of gaming chips;
- the granting and duration of credit and the enforceability of gaming debts;
- the management control procedures, accountability, and cash control methods and reports to gaming agencies;
- the security standards;
- the manufacture and distribution of gaming equipment;
- the equal opportunity for employees and casino operators, contractors of casino facilities, and others; and
- the advertising, entertainment, and alcoholic beverages.

The NJCCC is empowered under the Casino Control Act to regulate a wide spectrum of gaming and non-gaming related activities and to approve the form of ownership and financial structure of not only a casino licensee, but also its entity qualifiers and intermediary and holding companies.

No casino hotel facility may operate unless the appropriate license and approvals are obtained from the NJCCC, which has broad discretion with regard to the issuance, renewal, revocation, and suspension of such licenses and approvals, which are nontransferable. The qualification criteria with respect to the holder of a casino license include the following:

- its financial stability, integrity and responsibility;
- the integrity and adequacy of its financial resources which bear any relation to the casino project;
- its good character, honesty, and integrity; and
- the sufficiency of its business ability and casino experience to establish the likelihood of creation and maintenance of a successful, efficient casino operation.

The NJCCC may reopen licensing hearings at any time and must reopen a licensing hearing at the request of the New Jersey Division of Gaming Enforcement, or the NJDGE.

To be considered financially stable, a licensee must demonstrate the following ability:

- to pay winning wagers when due;
- to achieve a gross operating profit;
- to pay all local, state, and federal taxes when due;
- to make necessary capital and maintenance expenditures to insure that it has a superior first-class facility; and
- to pay, exchange, refinance or extend debts which will mature and become due and payable during the license term.

In the event a licensee fails to demonstrate financial stability, the NJCCC may take such action as it deems necessary to fulfill the purposes of the Casino Control Act and protect the public interest, including:

- issuing conditional license approvals or determinations;
- establishing an appropriate cure period;
- imposing reporting requirements;
- placing restrictions on the transfer of cash or the assumption of liability;
- requiring reasonable reserves or trust accounts;
- denying licensure; or
- appointing a conservator.

Pursuant to the Casino Control Act, NJCCC regulations and precedent, no entity may hold a casino license unless:

- each officer, director, principal employee, person who directly or indirectly holds any beneficial interest or ownership in the licensee;
- each person who in the opinion of the NJCCC has the ability to control or elect a majority of the board of directors of the licensee (other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other loan acquired in the ordinary course of business); and
- any lender, whom the NJCCC may consider appropriate, obtains and maintains qualification approval from the NJCCC. Qualification approval means qualification requirements as a casino key employee, as described below.

An entity qualifier or intermediary or holding company is required to register with the NJCCC and meet the same basic standards for approval as a casino licensee; provided, however, that the NJCCC, with the concurrence of the Director of the NJDGE, may waive compliance by a publicly-traded corporate holding company as to any officer, director, lender, underwriter, agent or employee thereof, or person directly or indirectly holding a beneficial interest or ownership of the securities of such company, where the NJCCC and the Director of the NJDGE are satisfied that such persons are not significantly involved in the activities of the corporate licensee, and in the case of security holders, do not have the ability to control the publicly-traded corporation or elect one or more of its directors.

The NJCCC may require all financial backers, investors, mortgagors, bond holders and holders of notes or other evidence of indebtedness, either in effect or proposed, which bears any relation to the casino project, publicly-traded securities of an entity which holds a casino license or is an entity qualifier, subsidiary, or holding company of a casino licensee (a Regulated Company), to qualify as financial sources.

An Institutional Investor is defined by the Casino Control Act as any:

- retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees;
- investment company registered under the Investment Company Act of 1940;
- collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency;
- closed end investment trust;
- chartered or licensed life insurance company or property and casualty insurance company;
- banking and other chartered or licensed lending institution;
- investment advisor registered under the Investment Advisers Act of 1940; and
- such other persons as the NJCCC may determine for reasons consistent with the policies of the Casino Control Act.

An Institutional Investor is granted a waiver by the NJCCC from financial source or other qualification requirements applicable to a holder of publicly-traded securities, in the absence of a prima facie showing by the NJDGE that there is any cause to believe that the Institutional Investor may be found unqualified, on the basis of NJCCC findings that:

- its holdings were purchased for investment purposes only and, upon request by the NJCCC, it files a certified statement to the effect that is has no intention of influencing or affecting the affairs of the issuer, the casino licensee or its holding or intermediary companies; provided, however, that the Institutional Investor will be permitted to vote on matters put to the vote of the outstanding security holders; and
- if the securities are debt securities of a casino licensee's holding or intermediary companies or another subsidiary company of the casino licensee's holding or intermediary companies which is related in any way to the financing of the casino licensee and represent either:
  - 20% or less of the total outstanding debt of the company; or
  - 50% or less of any issue of outstanding debt of the company;

- the securities are under 10% of the equity securities of a casino licensee's holding or intermediary companies; or
- if the securities so held exceed such percentages, upon a showing of good cause. The NJCCC may grant a waiver of qualification to an Institutional Investor holding a higher percentage of such securities upon a showing of good cause and if the conditions specified above are met.

Generally, the NJCCC requires each institutional holder seeking waiver of qualification to execute a certification to the effect that:

- the holder has reviewed the definition of Institutional Investor under the Casino Control Act and believes that it meets the definition of Institutional Investor;
- the securities are those of a publicly-traded corporation;
- the holder purchased the securities for investment purposes only and holds them in the ordinary course of business;
- the holder has no involvement in the business activities of, and no intention of influencing or affecting the affairs of the issuer, the casino licensee, or any affiliate; and
- if the holder subsequently determines to influence or affect the affairs of the issuer, the casino licensee or any affiliate, will provide not less than 30 days' prior notice of such intent and will file with the NJCCC an application for qualification before taking any such action.

If an Institutional Investor changes its investment intent, or if the NJCCC finds reasonable cause to believe that it may be found unqualified, the Institutional Investor may take no action with respect to the security holdings, other than to divest itself of such holdings, until it has applied for interim casino authorization and has executed a trust agreement pursuant to such an application.

The Casino Control Act imposes certain restrictions upon the issuance, ownership, and transfer of securities of a Regulated Company, and defines the term "security" to include instruments which evidence a direct or indirect beneficial ownership or creditor interest in a Regulated Company including, but not limited to, mortgages, debentures, security agreements, notes and warrants.

If the NJCCC finds that a holder of such securities is not qualified under the Casino Control Act, it has the right to take any remedial action it may deem appropriate, including the right to force divestiture by such disqualified holder of such securities. In the event that certain disqualified holders fail to divest themselves of such securities, the NJCCC has the power to revoke or suspend the casino license affiliated with the Regulated Company which issued the securities. If a holder is found unqualified, it is unlawful for the holder:

- to exercise, directly or through any trustee or nominee, any right conferred by such securities; or
- to receive any dividends or interest upon any such securities or any remuneration, in any form, from its affiliated casino licensee for services rendered or otherwise.

With respect to non-publicly-traded securities, the Casino Control Act and NJCCC regulations require that the corporate charter or partnership agreement of a Regulated Company establish:

- a right in the NJCCC of prior approval with regard to transfers of securities, shares and other interests; and
- an absolute right in the Regulated Company to repurchase at the market price or the purchase price, whichever is the lesser, any such security, share, or other interest in the event that the NJCCC disapproves a transfer.

With respect to publicly-traded securities, such corporate charter or partnership agreement is required to establish that any such securities of the entity are held subject to the condition that, if a holder thereof is found to be disqualified by the NJCCC, such holder shall dispose of such securities.

Whenever any person enters into a contract to transfer any property which relates to an on-going casino operation, including a security of the casino licensee or a holding or intermediary company or entity qualifier, under circumstances which would require that the transferee obtain licensure or be qualified under the Casino Control Act, and that person is not already licensed or qualified, the transferee is required to apply for interim authorization. Furthermore, the closing or settlement date in the contract may not be earlier than the 121st day after the submission of a complete application for licensure or qualification together with a fully executed trust agreement in a form approved by the NJCCC. If, after the report of the NJDGE and a hearing by the NJCCC, the NJCCC grants interim authorization, the property will be subject to a trust. If the NJCCC denies interim authorization, the contract may not close or settle until the NJCCC makes a determination on the qualifications of the applicant. If the NJCCC denies qualification, the contract will be terminated for all purposes, and there will be no liability on the part of the transferor.

If, as the result of a transfer of publicly-traded securities of a Regulated Company or a financing entity of a Regulated Company, any person is required to qualify under the Casino Control Act, that person is required to file an application for licensure or qualification within 30 days after the NJCCC determines that qualification is required or declines to waive qualification.

The application must include a fully executed trust agreement in a form approved by the NJCCC, or in the alternative, within 120 days after the NJCCC determines that qualification is required, the person whose qualification is required must divest such securities as the NJCCC may require in order to remove the need to qualify.

The NJCCC may grant interim casino authorization where it finds by clear and convincing evidence that:

- statements of compliance have been issued pursuant to the Casino Control Act;
- the casino hotel is an approved hotel in accordance with the Casino Control Act;
- the trustee satisfies qualification criteria applicable to casino key employees, except for residency; and
- interim operation will best serve the interests of the public.

When the NJCCC finds the applicant qualified, the trust will terminate. If the NJCCC denies qualification to a person who has received interim casino authorization, the trustee is required to endeavor, and is authorized, to sell, assign, convey, or otherwise dispose of the property subject to the trust to such persons who are licensed or qualified or shall themselves obtain interim casino authorization.

Where a holder of publicly-traded securities is required, in applying for qualification as a financial source or qualifier, to transfer such securities to a trust in application for interim casino authorization and the NJCCC thereafter orders that the trust become operative:

- during the time the trust is operative, the holder may not participate in the earnings of the casino hotel or receive any return on its investment or debt security holdings; and
- after disposition, if any, of the securities by the trustee, proceeds distributed to the unqualified holder may not exceed the lower of their actual cost to the unqualified holder or their value calculated as if the investment had been made on the date the trust became operative.

The NJCCC may permit a licensee to increase its casino space if the licensee agrees to add a prescribed number of qualifying sleeping units within two years after the commencement of gaming operations in the additional casino space. However, if the casino licensee does not fulfill such agreement due to conditions within its control, the licensee will be required to close the additional casino space, or any portion of thereof that the NJCCC determines should be closed.

The NJCCC is authorized to establish annual fees for the renewal of casino licenses. The renewal fee is based upon the cost of maintaining control and regulatory activities prescribed by the Casino Control Act, and may not be less than $100,000 for a one-year casino license nor less than $200,000 for a four-year casino license. Additionally, casino licenses are subject to potential assessments to fund any annual operating deficits incurred by the NJCCC or the NJDGE. There is also an annual license fee of $500 for each slot machine maintained for use or in use in any casino. Additionally, each casino licensee is also required to pay an annual tax of 8% on its gross casino revenues. Finally, commencing in state fiscal years 2004 through 2008 a tax at the rate of 7.5% has been imposed on the adjusted net income of a casino licensee.

Each party to an agreement for the management of a casino is required to hold a casino license, and the party who is to manage the casino must own at least 10% of all the outstanding equity securities of the casino licensee. Such an agreement shall provide for:

- the complete management of the casino;
- the sole and unrestricted power to direct the casino operations; and
- a term long enough to ensure the reasonable continuity, stability, independence and management of the casino.

An investment alternative tax imposed on the gross casino revenues of each licensee in the amount of 2.5% is due and payable on the last day of April following the end of the calendar year. A licensee is obligated to pay the investment alternative tax for a period of 30 years. This investment alternative tax may be offset by investment tax credits equal to 1.25% of gross gaming revenue, which are obtained by purchasing bonds issued by, or investing in housing or other development projects approved by, the Casino Reinvestment Development Authority.

If, at any time, it is determined that a Regulated Company has violated the Casino Control Act, or that any such entity cannot meet the qualification requirements of the Casino Control Act, such entity could be subject to fines or the suspension or revocation of its license or qualification. If a Regulated Company's license is suspended for a period in excess of 120 days or revoked, or upon the failure or refusal to renew a casino license, the NJCCC could appoint a conservator to operate or dispose of such entity's casino hotel facilities. The conservator would be required to act under the direct supervision of the NJCCC and would be charged with the duty of conserving, preserving and, if permitted, continuing the operation of such casino hotel. During the period of true conservatorship, a former or suspended casino licensee is entitled to a fair rate of return out of net earnings, if any, on the property retained by the conservator. The NJCCC may also discontinue any conservatorship action and direct the conservator to take such steps as are necessary to affect an orderly transfer of the property of a former or suspended casino licensee.

Casino employees are subject to more stringent requirements than non-casino employees and must meet applicable standards pertaining to financial stability, responsibility, good character, honesty, integrity and New Jersey residency. These requirements have resulted in significant competition among Atlantic City casino operators for the services of qualified employees.

Casinos must follow certain procedures which are outlined in the Casino Control Act when granting gaming credit and recording counter checks which have been exchanged, redeemed or consolidated. Gaming debts arising in Atlantic City in accordance with applicable regulations are enforceable in the courts of the State of New Jersey.

On January 15, 2006, the New Jersey State Legislature enacted the Smoke-Free Air Act that became effective April 15, 2006. This law called for smoke-free environments in essentially all indoor workplaces and places open to the public including places of business and service-related activities. The law contains several exceptions including an exemption for all casino floor space and 20% of a hotel's designated hotel rooms. On February 15, 2007, Atlantic City promulgated a local ordinance that is more restrictive than the aforementioned state law. Specifically this ordinance reduced the casino floor exemption to 25% of a casino's floor space. As such, smoking will be prohibited on 75% of a casino's floor space and permitted on 25% of a casino's floor space subject to the following conditions:

- By April 15, 2007, casinos were required to limit smoking to 25% of their casino floor space, which areas initially were not required to be enclosed and separately ventilated.
- Ultimately, the 25% of the casino floor in which smoking would be permissible will be required to be enclosed and separately ventilated. Casinos will have five months from April 15, 2007 to submit construction plans for such enclosures to applicable authorities for the issuance of building permits and related required approvals. Once permits are issued, the casinos will have 90 days to commence construction of the enclosures.

Under the Atlantic City ordinance, smoking will remain permissible in 20% of a hotel's designated hotel rooms, consistent with state law.

Louisiana

In the State of Louisiana, we, through our wholly owned subsidiaries, own and operate three gaming properties: Treasure Chest Casino in Kenner, Delta Downs Racetrack, Casino & Hotel in Vinton and Sam's Town Hotel and Casino in Shreveport. The operation and management of riverboat casinos, slot machine operations at certain racetracks and live racing facilities in Louisiana are subject to extensive state regulation. The Louisiana Riverboat Economic Development and Gaming Control Act, or the Riverboat Act, became effective on July 19, 1991. The Louisiana Pari-Mutuel Live Racing Facility Economic Redevelopment and Gaming Control Act, or the Slots Act, became effective on July 9, 1997. The statutory scheme regulating live and off-track betting, or the Horse Racing Act, has been in existence for decades.

The Riverboat Act states, among other things, that certain of the policies of the State of Louisiana are:

- to develop a historic riverboat industry that will assist in the growth of the tourism market;
- to license and supervise the riverboat industry from the period of construction through actual operation;
- to regulate the operators, manufacturers, suppliers and distributors of gaming devices; and
- to license all entities involved in the riverboat gaming industry.

The Slots Act states, among other things, that certain policies of the State of Louisiana are:

- to revitalize and rehabilitate pari-mutuel racing facilities through the allowance of slot machine operations at certain racetracks; and
- to regulate and license owners of such facilities.

The Horse Racing Act states, among other things, that certain policies of the State of Louisiana are:

- to encourage the development of horse racing with pari-mutuel wagering on a high plane;
- to encourage the development and ownership of race horses;
- to regulate the business of racing horses and to provide the orderly conduct of racing;
- to provide financial assistance to encourage the business of racing horses; and
- to provide a program for the regulation, ownership, possession, licensing, keeping, breeding and inoculation of horses.

Both the Riverboat Act and the Slots Act make it clear, however, that no holder of a license or permit possesses any vested interest in such license or permit and that the license or permit may be revoked at any time.

In a special session held in April 1996, the Louisiana legislature passed the Louisiana Gaming Control Act, or the Gaming Control Act, which created the Louisiana Gaming Control Board, or the Gaming Control Board. Pursuant to the Gaming Control Act, all of the regulatory authority, control and jurisdiction of licensing for both riverboats and slot facilities was transferred to the Gaming Control Board. The Gaming Control Board came into existence on May 1, 1996 and is made up of nine members and two ex-officio members (the Secretary of Revenue and Taxation and the superintendent of Louisiana State Police). It is domiciled in Baton Rouge and regulates riverboat gaming, the land-based casino in New Orleans, racetrack slot facilities and video poker. The Attorney General acts as legal counsel to the Gaming Control Board. Any material alteration in the method whereby riverboat gaming or slot facilities is regulated in the State of Louisiana could have an adverse effect on the operations of the Treasure Chest, Delta Downs and Sam's Town Shreveport.

Riverboats

The Louisiana legislature also passed legislation requiring each parish (county) where riverboat gaming is currently authorized to hold an election in order for the voters to decide whether riverboat gaming will remain legal in that parish. Treasure Chest is located in Jefferson Parish, Louisiana. Jefferson Parish approved riverboat gaming at a special election held on November 6, 1996. Sam's Town Shreveport is located in Caddo Parish, Louisiana which approved riverboat gaming at the special election held on November 6, 1996.

The Riverboat Act approved the conducting of gaming activities on a riverboat, in accordance with the Riverboat Act, on twelve separate waterways in Louisiana. The Riverboat Act allows the Gaming Control Board to issue up to fifteen licenses to operate riverboat gaming projects within the state, with no more than six in any one parish. There are presently fifteen licenses issued and thirteen riverboats operating currently. Two riverboats are not operational due to recent storms. Harrah's sold both of the entities which once owned riverboats in Lake Charles to Pinnacle Entertainment. Pinnacle plans to move one riverboat adjacent to its existing property in Lake Charles and move the other to Baton Rouge.

Pursuant to the Riverboat Act and the regulations promulgated thereunder, each applicant which desired to operate a riverboat casino in Louisiana was required to file a number of separate applications for a Certificate of Preliminary Approval, all necessary gaming licenses and a Certificate of Final Approval. No final Certificate was issued without all necessary and proper certificates from all regulatory agencies, including the U.S. Coast Guard, the U.S. Army Corps of Engineers, local port authorities and local levee authorities.

Both the Treasure Chest project and the Sam's Town Shreveport project applications for a Certificate of Preliminary Approval were properly filed and each received a Certificate of Preliminary Approval in 1993 (at that time Sam's Town Shreveport was owned by Harrah's Entertainment) and both received their original license in 1994. These licenses have been renewed and are subject to certain general operational conditions and are subject to revocation pursuant to applicable laws and regulations.

We and certain of our directors and officers and certain of our key personnel were found suitable to operate riverboat gaming in the State of Louisiana. New directors, officers and certain key employees associated with gaming must also be found suitable by the Gaming Control Board prior to working in gaming-related areas. These approvals may be immediately revoked for a number of causes as determined by the Gaming Control Board. The Gaming Control Board may deny any application for a certificate, permit or license for any cause found to be reasonable by the Gaming Control Board. The Gaming Control Board has the authority to require us to sever our relationships with any persons for any cause deemed reasonable by the Gaming Control Board or for the failure of that person to file necessary applications with the Gaming Control Board.

The current Louisiana riverboat gaming license of Treasure Chest was valid for five years and was to expire on May 18, 2005. An application for renewal was filed and, in January 2005, the renewal was approved by the Gaming Control Board for an additional five-year period. The Sam's Town Shreveport license was to expire in March of 2005 and in January 2005, the renewal was approved by the Gaming Control Board for an additional five-year period.

We are involved in legal proceedings with an unsuccessful applicant for the original Treasure Chest riverboat license in Louisiana.

Alvin C. Copeland, the sole shareholder of an unsuccessful applicant for a riverboat license at the location of our Treasure Chest Casino, has made several attempts to have the Treasure Chest license revoked and awarded to his company. In 1999 and 2000, Copeland unsuccessfully opposed the renewal of the Treasure Chest license and has brought two separate legal actions against us. In November 1993, Copeland objected to the relocation of Treasure Chest Casino from the Mississippi River to its current site on Lake Pontchartrain. The predecessor to the Louisiana Gaming Control Board allowed the relocation over Copeland's objection. Copeland then filed an appeal of the agency's decision with the Nineteenth Judicial District Court. Through a number of amendments to the appeal, Copeland improperly attempted to transform the appeal into a direct action suit and sought the revocation of the Treasure Chest license. Treasure Chest intervened in the matter in order to protect its interests. The appeal/suit, as it related to Treasure Chest Casino, was dismissed by the District Court and that dismissal was upheld on appeal by the First Circuit Court of Appeal. Additionally, in 1999, Copeland filed a direct action against Treasure Chest and certain other parties seeking the revocation of Treasure Chest's license, an award of the license to him and monetary damages. The suit was dismissed by the trial court citing that Copeland failed to state a claim on which relief could be granted. The dismissal was appealed by Copeland to the First Circuit Court of Appeal. On June 21, 2002, the First Circuit Court of Appeal reversed the trial court's decision and remanded the matter to the trial court. On January 14, 2003, we filed a motion to dismiss the matter and that motion was partially denied. The Court of Appeal refused to reverse the denial of the motion to dismiss. In May 2004, we filed additional motions to dismiss on other grounds. There was no activity regarding this matter during 2005 and 2006, but the plaintiff recently filed a motion to set a hearing date related to the motions to dismiss, which hearing has been scheduled for August 27, 2007. We currently are vigorously defending the lawsuit. If this matter ultimately results in the Treasure Chest license being revoked, it could have a significant adverse effect on our business, financial condition and results of operations.

Annual fees are currently charged to each riverboat project as follows:

- $50,000 per year for the first year and $100,000 for each year thereafter; and
- 21.5% of net gaming proceeds.

Additionally, each local government may charge a boarding fee or admissions tax. Treasure Chest pays the City of Kenner a fee of $2.50 per passenger boarding the vessel. Sam's Town Shreveport pays admission taxes of 4.75% of adjusted gross receipts to various local governmental bodies. Any increase in these fees or taxes could have a material and detrimental effect on the operations of Treasure Chest and Sam's Town.

Slot Facilities

The Slots Act allows for three separate "eligible facilities" to operate slot machines at live horse racing pari-mutuel facilities (one each in Calcasieu Parish, St. Landry Parish and Bossier Parish). Each facility may, upon proper licensure, operate slot machines in up to 15,000 square feet of gaming space.

On October 30, 2001, the Louisiana Gaming Control Board granted us a gaming license to operate slot machines at Delta Downs. However, suits by competitors, Isle of Capri and Harrah's of Lake Charles delayed the opening of the facility. These suits have since been dismissed with prejudice in favor of Delta Downs.

Gaming licenses and approvals are issued by the Gaming Control Board, and are subject to revocation for any cause deemed reasonable by the Gaming Control Board. Our operation of slot machines at Delta Downs is subject to strict regulation by the Gaming Control Board and the Louisiana State Police. Extensive regulations concerning accounting, internal controls, underage patrons and other aspects of slot machine operations have been promulgated by the Gaming Control Board. Failure to adhere to these rules and regulations can result in substantial fines and the suspension or revocation of the license to conduct slot machine operations. Any failure to comply with the Louisiana Gaming Control Board's rules or regulations in the future could ultimately result in the revocation of our license to operate slot machines at Delta Downs.

Annual Fees and taxes currently charged Delta Downs under the Slots Acts are as follows:

- 15% of the annual net slot machine proceeds are dedicated to supplement purses of the live horse race meets held at the facility;
- 3% of the annual net slot machine proceeds dedicated to horse breeders associations;
- 18.5% taxable net slot machine proceeds are paid to the state;
- $0.25 per person attending live racing and off-track betting facilities during those periods when it is conducting race meetings, only on those days when there are scheduled live races at its racetrack (currently Thursdays through Sundays) from the hours of 6:00 p.m. until 12:00 a.m. and during those periods when it is not conducting live

racing (i.e., between race meetings) only on Thursdays through Mondays from the hours of 12:00 p.m. until 12:00 a.m. Delta Down's current license is valid through October of 2011.

Gaming Control Board

At any time, the Gaming Control Board may investigate and require the finding of suitability of any stockholder, beneficial stockholder, officer or director of Boyd Gaming or of any of its subsidiaries. The Gaming Control Board requires all holders of more than a 5% interest in the license holder to submit to suitability requirements. Additionally, if a shareholder who must be found suitable is a corporate or partnership entity, then the shareholders or partners of the entity must also submit to investigation. The sale or transfer of more than a 5% interest in any riverboat or slot project is subject to Gaming Control Board approval.

Pursuant to the regulations promulgated by the Gaming Control Board, all licensees are required to inform the Gaming Control Board of all debt, credit, financing and loan transactions, including the identity of debt holders. Our subsidiaries, Treasure Chest Casino, L.L.C., Boyd Racing, L.L.C., and Red River Entertainment of Shreveport Partnership in Commendam (Sam's Town Shreveport) are licensees and are subject to these regulations. In addition, the Gaming Control Board, in its sole discretion, may require the holders of such debt securities to file applications and obtain suitability certificates from the Gaming Control Board. Although the Riverboat Act and the Slots Act do not specifically require debt holders to be licensed or to be found suitable, the Gaming Control Board retains the discretion to investigate and require that any holders of debt securities be found suitable under the Riverboat Act or the Slots Act. Additionally, if the Gaming Control Board finds that any holder exercises a material influence over the gaming operations, a suitability certificate will be required. If the Gaming Control Board determines that a person is unsuitable to own such a security or to hold such an indebtedness, the Gaming Control Board may propose any action which it determines proper and necessary to protect the public interest, including the suspension or revocation of the license. The Gaming Control Board may also, under the penalty of revocation of license, issue a condition of disqualification naming the person(s) and declaring that such person(s) may not:

- receive dividends or interest in debt or securities;
- exercise directly or through a nominee a right conferred by the securities or indebtedness;
- receive any remuneration from the licensee;
- receive any economic benefit from the licensee; or
- continue in an ownership or economic interest in a licensee or remain as a manager, director or partner of a licensee.

Any violation of the Riverboat Act, the Slots Act or the rules promulgated by the Gaming Control Board could result in substantial fines, penalties (including a revocation of the license) and criminal actions. Additionally, all licenses and permits issued by the Gaming Control Board are revocable privileges and may be revoked at any time by the Gaming Control Board.

Live Horse Racing

Pari-mutuel betting and the conducting of live horse race meets in Louisiana are strictly regulated by the Louisiana State Racing Commission, which we refer to as the Racing Commission. The Racing Commission is comprised of ten members and is domiciled in New Orleans, Louisiana. In order to be approved to conduct a live race meet and to operate pari-mutuel wagering (including off-track betting), an applicant must show, among other things:

- racing experience;
- financial qualifications;
- moral and financial qualifications of applicant and applicant's partners, officers and officials;
- the expected effect on the breeding and horse industry;
- the expected effect on the State's economy; and
- the hope of financial success.

In May 2001, a subsidiary of Boyd Gaming applied for and received approval from the Racing Commission to buy Delta Downs. Approval was also granted to conduct live race meets and to operate pari-mutuel wagering at the Delta Downs facility and to conduct off-track wagering at Delta Downs. The term of these licenses is ten years.

Any alteration in the regulation of riverboat casinos, slot machine operations at certain racetracks, or live racing facilities could have a material adverse effect on the operations of Treasure Chest, Delta Downs, or Sam's Town Shreveport.

Mississippi

The ownership and operation of casino gaming facilities in the State of Mississippi, such as those at Sam's Town Tunica, are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission, or the Mississippi Commission.

The Mississippi Gaming Control Act, or the Mississippi Act, is similar to the Nevada Gaming Control Act. The Mississippi Commission has adopted regulations that are also similar in many respects to the Nevada gaming regulations.

The laws, regulations and supervisory procedures of the Mississippi Commission are based upon declarations of public policy that are concerned with, among other things:

- the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- the establishment and maintenance of responsible accounting practices and procedures;
- the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing for reliable record keeping and requiring the filing of periodic reports with the Mississippi Commission;
- the prevention of cheating and fraudulent practices;
- providing a source of state and local revenues through taxation and licensing fees; and
- ensuring that gaming licensees, to the extent practicable, employ Mississippi residents.

The regulations are subject to amendment and interpretation by the Mississippi Commission. We believe that our compliance with the licensing procedures and regulatory requirements of the Mississippi Commission will not affect the marketability of our securities. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted and such changes, if enacted, could have an adverse effect on us and our business, financial condition and results of operations.

The Mississippi Act provides for legalized gaming in each of the fourteen counties that border the Gulf Coast or the Mississippi River, but only if the voters in the county have not voted to prohibit gaming in that county.

Currently, gaming is permissible in nine of the fourteen eligible counties in the state and gaming operations have commenced in seven counties. Traditionally, Mississippi law required gaming vessels to be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters lying south of the counties along the Mississippi Gulf Coast. Recently, however, the Mississippi Legislature amended the Mississippi Act to permit licensees in the three counties along the Gulf Coast to establish land-based casino operations provided the gaming areas do not extend more than 800 feet beyond the nineteen-year mean high water line, except in Harrison County where the 800-foot limit can be extended as far as the southern boundary of Highway 90.

Our Sam's Town Tunica casino is located on barges situated in a specially constructed basin several hundred feet inland from the Mississippi River. In the past, whether basins such as the one in which our casino barges are located constituted "navigable waters" suitable for gaming under Mississippi law was a controversial issue. The Mississippi Attorney General issued an opinion in July 1993 addressing legal locations for gaming vessels under the Mississippi Act and the Mississippi Commission later approved the location of the casino barges on the Sam's Town Tunica site as legal under the opinion of the Mississippi Attorney General. Although a competitor requested the Mississippi Commission to review and reconsider its decision, the Mississippi Commission declined to do so and since that date has issued or renewed licenses to Sam's Town Tunica on several separate occasions. Continued licensing of Sam's Town Tunica requires demonstration of compliance with the Mississippi Attorney General's "navigable waters" opinion, a requirement which has been imposed on many Tunica County licensees. We believe that Sam's Town Tunica is in compliance with the Mississippi Act and the Mississippi Attorney General's "navigable waters" opinion. However, no assurance can be given that a court ultimately would conclude that our casino barges at Sam's Town Tunica are located on navigable waters within the meaning of Mississippi law. If the basin in which our Sam's Town Tunica casino barges presently are located were not deemed navigable waters within the meaning of Mississippi law, such a decision would have a significant adverse effect on us and our business, financial condition and results of operations.

The Mississippi Act permits unlimited stakes gaming on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. The Mississippi Act permits substantially all traditional casino games and gaming devices.

We and any subsidiary of ours that operates a casino in Mississippi, which we refer to as a Gaming Subsidiary, are subject to the licensing and regulatory control of the Mississippi Commission. We are registered under the Mississippi Act as a publicly traded corporation, or a Registered Corporation, of Boyd Tunica, Inc., the owner and operator of Sam's Town Tunica, a licensee of the Mississippi Commission. As a Registered Corporation, we are required periodically to submit detailed financial and operating reports to the Mississippi Commission and furnish any other information the Mississippi Commission may require. If we are unable to continue to satisfy the registration requirements of the Mississippi Act, we and any Gaming Subsidiary cannot own or operate gaming facilities in Mississippi. No person may become a stockholder of or receive any percentage of profits from a licensed subsidiary of a Registered Corporation without first obtaining licenses and approvals from the Mississippi Commission. We have obtained such approvals in connection with the licensing of Sam's Town Tunica.

A Gaming Subsidiary must maintain a gaming license from the Mississippi Commission to operate a casino in Mississippi. Such licenses are issued by the Mississippi Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations. There are no limitations on the number of gaming licenses that may be issued in Mississippi. Gaming licenses require the payment of periodic fees and taxes, are not transferable, are issued for a three-year period (and may be continued for two additional three-year periods) and must be renewed periodically thereafter. Sam's Town Tunica's current gaming license expires in December of 2007.

Certain of our officers and employees and the officers, directors and certain key employees of Sam's Town Tunica must be found suitable or approved by the Mississippi Commission. We believe that we have obtained, applied for or are in the process of applying for all necessary findings of suitability with respect to Boyd Gaming or Sam's Town Tunica, although the Mississippi Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with us may be required to be found suitable, in which case those persons must pay the costs and fees associated with such investigation. The Mississippi Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions must be reported to the Mississippi Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Commission has jurisdiction to disapprove a change in any person's corporate position or title and such changes must be reported to the Mississippi Commission. The Mississippi Commission has the power to require us and our Mississippi Gaming Subsidiary to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determination of suitability or questions pertaining to licensing are not subject to judicial review in Mississippi.

At any time, the Mississippi Commission has the power to investigate and require the finding of suitability of any record or beneficial stockholder of Boyd Gaming. The Mississippi Act requires any person who acquires more than five percent of any class of voting securities of a Registered Corporation, as reported to the Securities and Exchange Commission, or SEC, to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than ten percent of any class of voting securities of a Registered Corporation, as reported to the SEC, must apply for a finding of suitability by the Mississippi Commission and must pay the costs and fees that the Mississippi Commission incurs in conducting the investigation. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners.

The Mississippi Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of more than five percent of any class of voting securities of a Registered Corporation. However, under certain circumstances, an "institutional investor," as defined in the Mississippi Commission's regulations, which acquires more than ten percent, but not more than fifteen percent, of the voting securities of a Registered Corporation may apply to the Mississippi Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations, or any of its gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding the voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes include:

- voting on all matters voted on by stockholders;
- making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations; and
- such other activities as the Mississippi Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Mississippi Commission may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of our securities beyond such time as the Mississippi Commission prescribes, may be guilty of a misdemeanor. We may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any Gaming Subsidiary owned by us, the company involved:

- pays the unsuitable person any dividend or other distribution upon such person's voting securities;
- recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person;
- pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or
- fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

We may be required to disclose to the Mississippi Commission, upon request, the identities of the holders of our debt or other securities. In addition, under the Mississippi Act the Mississippi Commission, in its discretion, may require the holder of any debt security of a Registered Corporation to file an application, be investigated and be found suitable to own the debt security if the Mississippi Commission has reason to believe that the ownership of the debt security by the holder would be inconsistent with the declared policies of the State.

Although the Mississippi Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Commission retains the discretion to do so for any reason, including but not limited to, a default, or where the holder of the debt instruments exercises a material influence over the gaming operations of the entity in its question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

If the Mississippi Commission determines that a person is unsuitable to own a debt security, then the Registered Corporation may be sanctioned, including the loss of its approvals, if without the prior approval of the Mississippi Commission, it:

- pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
- recognizes any voting right by the unsuitable person in connection with those securities;
- pays the unsuitable person remuneration in any form; or
- makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

Each Mississippi Gaming Subsidiary must maintain in Mississippi a current ledger with respect to the ownership of its equity securities and we must maintain in Mississippi a current list of our stockholders which must reflect the record ownership of each outstanding share of any class of our equity securities. The ledger and stockholder lists must be available for inspection by the Mississippi Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner.

The Mississippi Act requires that the certificates representing securities of a Registered Corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Commission. We have received from the Mississippi Commission a waiver of this legend requirement. The Mississippi Commission has the power to impose additional restrictions on the holders of our securities at any time.

Substantially all material loans, leases, sales of securities and similar financing transactions by a Registered Corporation or a Gaming Subsidiary must be reported to or approved by the Mississippi Commission. A Mississippi Gaming Subsidiary may not make a public offering of its securities but may pledge or mortgage casino facilities. A Registered Corporation may not make a public offering of its securities without the prior approval of the Mississippi Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement with respect to public offerings and private placements of securities, subject to certain conditions, including the ability of the Mississippi Commission to issue a stop order with respect to any such offering if the staff determines it would be necessary to do so.

Under the regulations of the Mississippi Commission, a Gaming Subsidiary may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by the security issued by the affiliated company, without the prior approval of the Mississippi Commission. A pledge of the stock of a Gaming Subsidiary and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Commission. Moreover, restrictions on the transfer of an equity security issued by a Gaming Subsidiary or its holding companies and agreements not to encumber such securities are ineffective without the prior approval of the Mississippi Commission. We have obtained approvals from the Mississippi Gaming Commission for such guarantees, pledges and restrictions in connection with offerings of securities, subject to certain restrictions, but we must obtain separate prior approvals from the Mississippi Commission for pledges and stock restrictions in connection with certain financing transactions. Moreover, the regulations of the Mississippi Commission require us to file a Loan to Licensees report with the Mississippi Gaming Commission within thirty (30) days following certain financing transactions and the offering of certain debt securities. If the Mississippi Commission were to deem it appropriate, the Mississippi Commission could order such transaction rescinded.

Changes in control of us through merger, consolidation, acquisition of assets, management or consulting agreements or any act or conduct by a person by which he or she obtains control, may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control of the Registered Corporation. The Mississippi Commission also may require controlling stockholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and Registered Corporations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to:

- assure the financial stability of corporate gaming operators and their affiliates;
- preserve the beneficial aspects of conducting business in the corporate form; and
- promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Mississippi Commission before a Registered Corporation may make exceptional repurchases of voting securities (such as repurchases which treat holders differently) in excess of the current market price and before a corporate acquisition opposed by management can be consummated. Mississippi's gaming regulations also require prior approval by the Mississippi Commission of a plan of recapitalization proposed by the Registered Corporation's board of directors in response to a tender offer made directly to the Registered Corporation's shareholders for the purpose of acquiring control of the Registered Corporation.

Neither we nor any Gaming Subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Commission. The Mississippi Commission may require determinations that, among other things, there are means for the Mississippi Commission to have access to information concerning the out-of-state gaming operations of us and our affiliates. We previously have obtained a waiver of foreign gaming approval from the Mississippi Commission for operations in other states in which we conduct gaming operations and will be required to obtain approval or a waiver of such approval from the Mississippi Commission prior to engaging in any additional future gaming operations outside of Mississippi.

If the Mississippi Commission were to determine that we or Sam's Town Tunica had violated a gaming law or regulation, the Mississippi Commission could limit, condition, suspend or revoke our approvals and the license of Sam's Town Tunica, subject to compliance with certain statutory and regulatory procedures. In addition, we, Sam's Town Tunica and the persons involved could be subject to substantial fines for each separate violation. Because of such a violation, the Mississippi Commission could attempt to appoint a supervisor to operate the casino facilities. Limitation, conditioning or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license or approval would) materially adversely affect us and our business, financial condition and results of operations.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Mississippi and to the counties and cities in which a Gaming Subsidiary's operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Gaming taxes are based upon the following:

- a percentage of the gross gaming revenues received by the casino operation;
- the number of gaming devices operated by the casino; or
- the number of table games operated by the casino.

The license fee payable to the State of Mississippi is based upon "gaming receipts" (generally defined as gross receipts less payouts to customers as winnings) and the current maximum tax rate imposed is eight percent of all gaming receipts in excess of $134,000 per month. The foregoing license fees we pay are allowed as a credit against our Mississippi income tax liability for the year paid. The gross revenues fee imposed by Tunica County in which Sam's Town Tunica is located equals approximately four percent of the gaming receipts.

The Mississippi Commission's regulations require as a condition of licensure or license renewal that an existing licensed gaming establishment's plan include adequate parking facilities in close proximity to the casino complex and infrastructure facilities, such as hotels, which amount to at least 100% of the casino cost. The Mississippi Commission's current infrastructure requirement applies to new casinos or acquisitions of closed casinos. Sam's Town Tunica was grandfathered under a prior version of that regulation that required the infrastructure investment to equal only 25% of the casino's cost.

The sale of alcoholic beverages by Sam's Town Tunica is subject to licensing, control and regulation by both the local jurisdiction and the Alcoholic Beverage Control Division, or ABC, of the Mississippi State Tax Commission. Sam's Town Tunica is in an area designated as special resort area, which allows Sam's Town Tunica to serve alcoholic beverages on a 24-hour basis. If the ABC laws are violated, the ABC has the full power to limit, condition, suspend or revoke any license for the serving of alcoholic beverages or to place such licensee on probation with or without conditions. Any such disciplinary action could (and revocation would) have a significant adverse effect upon us and our business, financial condition and results of operations. Certain of our officers and managers at Sam's Town Tunica must be investigated by the ABC in connection with our liquor permits and changes in certain key positions must be approved by the ABC.

Indiana

The Indiana Riverboat Gaming Act, or the Indiana Act, was passed in 1993 and authorized the issuance of up to eleven Riverboat Owner's Licenses to be operated from counties that are contiguous to the Ohio River, Lake Michigan and Patoka Lake. Five riverboats operate from counties contiguous to the Ohio River and five operate from counties contiguous to Lake Michigan. Subsequent legislation has amended or modified the Indiana Act, including:

- Legislation adopted in May 2003 that eliminated the Riverboat Owner's License for a riverboat to be docked in a county contiguous to Patoka Lake. However, the General Assembly authorized the Indiana Gaming Commission to enter into a contract pursuant to which an Operating Agent can operate a riverboat in Orange County, which is contiguous to Patoka Lake, on behalf of the Indiana Gaming Commission. This contract was awarded to Blue Sky Casino, LLC, which commenced operations on November 3, 2006.

- Legislation enacted in April 2007 that:

    - specified a riverboat cannot be moved from the county in which it was docked on January 1, 2007, to another county; and

    - authorized two horse tracks, located in Anderson and Shelbyville, Indiana, to install 2,000 slot machines at each facility. The Indiana Gaming Commission may authorize the installation of additional slot machines. Each track must pay a licensure fee of $250 million in two annual installments. The Indiana Gaming Commission will have jurisdiction over the slot machine operation while the Indiana Horse Racing Commission will maintain oversight of the track operations. Each Slot Track Licensee must make a minimum of $100 million in capital expenditures as a condition of licensure.

The Indiana Act and rules promulgated thereunder provide for the strict regulation of the facilities, persons, associations and practices related to gaming operations. The Indiana Act vests the seven member Indiana Gaming Commission with the power and duties of administering, regulating and enforcing riverboat gaming in Indiana. In 2005 the Indiana Act was amended to change the residency requirements of Indiana Gaming Commission members requiring only one member, rather than three, reside in counties contiguous to Lake Michigan and to the Ohio River. The Indiana Gaming Commission's jurisdiction extends to every person, association, corporation, partnership and trust involved in any riverboat gaming operation located in the State of Indiana.

The Indiana Act requires that the owner of a riverboat gambling operation hold a Riverboat Owner's License issued by the Indiana Gaming Commission. The applicants for a Riverboat Owner's License must submit a comprehensive application and the substantial owners and key persons must submit personal disclosure forms. The company, substantial owners and key persons must undergo an exhaustive background investigation prior to the issuance of a Riverboat Owner's License. A person who owns or will own five percent of a Riverboat Owner's License must automatically undergo the background investigation. The Indiana Gaming Commission may investigate any person with any level of ownership interest. The Operating Agent of an Orange County riverboat will undergo the same background investigation as a Riverboat Licensee. If the holder of a Riverboat license, the Riverboat Licensee or the Operating Agent is a publicly-traded corporation, its Articles of Incorporation must contain language concerning transfer of ownership, suitability determinations and possible divestiture of ownership if a shareholder is found unsuitable.

A Riverboat Owner's License and Operating Contract entitle the licensee or the Operating Agent to operate one riverboat. The Indiana Act was amended in May 2003 to allow a person to hold up to one hundred percent of two individual Riverboat Owner's Licenses. In addition, a transfer fee of two million dollars will be imposed on a Riverboat Licensee who purchases or otherwise acquires a controlling interest in a second Indiana Riverboat Owner's License.

All riverboats must comply with applicable federal and state laws including, but not limited to, U.S. Coast Guard regulations. Each riverboat must be certified to carry at least five hundred passengers and be at least one hundred fifty feet in length. Those riverboats located in counties contiguous to the Ohio River must replicate historic Indiana steamboat passenger vessels of the nineteenth century. The Indiana Act does not limit the number of gaming positions allowed on each riverboat. The only limitation on the number of permissible patrons allowed is established by the U.S. Coast Guard Certificate of Inspection in the specification of the riverboat's capacity. In 2005 the Indiana Act was amended to allow the Indiana Gaming Commission to adopt an alternative certification process if the U.S. Coast Guard discontinues issuing Certifications of Inspections to Indiana riverboats.   On June 7, 2007, the Indiana Gaming Commission adopted the Guide for Alternate Certification of Continuously Moored, Self-Propelled, Riverboat Gaming Vessels in the State of Indiana. Vessels with an existing Certificate of Inspection operating as a dockside riverboat casino will be accepted as-is into the Alternative Certification program, subject to satisfactory completion of the United States Coast Guard procedures for becoming a Permanently Moored Vessel and a satisfactory inspection by ABS Consulting. Upon surrendering the United States Coast Guard Certificate of Inspection rules and regulation of the Occupational Health and Safety Administration will apply to the vessel and its crew, including casino personnel.

The Indiana Gaming Commission, after consultation with the Corps, may determine those navigable waterways located in counties contiguous to Lake Michigan or the Ohio River that are suitable for riverboats. If the Corps rescinds approval for the operation of a riverboat gambling facility, the Riverboat Owner's License issued by the Indiana Gaming Commission is void and the Riverboat Licensee may not commence or must cease conducting gambling operations.

The initial Riverboat Owner's License runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Indiana Gaming Commission that it continues to be eligible to hold a Riverboat Owner's License pursuant to the Indiana Act and rules promulgated thereunder. After the expiration of the initial license, the Riverboat Owner's License must be renewed annually with each Riverboat Licensee undergoing a complete reinvestigation every three years. The Indiana Gaming Commission reserves the right to investigate Riverboat Licensees at any time it deems necessary. The initial license was issued to Blue Chip Casino, Inc., the predecessor to Blue Chip Casino, LLC, in August of 1997. Blue Chip underwent a reinvestigation in 2005 and its license was renewed. Blue Chip's license is expected to be renewed by August 18, 2007, pending approval from the Indiana Gaming Commission at its next scheduled meeting. Blue Chip's next requisite reinvestigation will occur in August 2008. The Operating Contract for an Orange County riverboat is valid for a period of twenty years. However, the Operating Agent is to be reinvestigated every three years to determine continued suitability. In addition, the Indiana Gaming Commission has the right to reinvestigate the Operating Agent at any time it deems necessary. Slot track licenses must be renewed annually with a reinvestigation every three years. All licensees must apply for and hold all other licenses necessary for the operation of a riverboat gambling operation, including, but not limited to, alcoholic beverage licenses and food preparation licenses.

Neither the Riverboat Owner's License nor the Operating Contract may be leased, hypothecated or have money borrowed or loaned against it. An ownership interest in a Riverboat Owner's License or an Operating Contract may only be transferred in accordance with the Indiana Act and rules promulgated thereunder.

The Indiana Act does not limit the amount a patron may bet or lose. Minimum and maximum wagers for each game are set by the Riverboat Licensee or an Operating Agent. Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager on or be present on a riverboat. Wagers may only be taken from a person present on the riverboat. All electronic gaming devices must pay out between eighty and one hundred percent of the amount wagered. In addition, in May 2003, the Indiana General Assembly adopted legislation authorizing twenty-four hour operation for all Indiana riverboats upon application to, and approval by, the Indiana Gaming Commission. The Indiana Gaming Commission had previously allowed only twenty-one hour gaming. As a result of the legislative change and upon receipt of the requisite approval, Blue Chip commenced twenty-four hour gaming on August 1, 2003.

Pursuant to legislation adopted in May 2003, the Indiana Gaming Commission adopted rules to establish and implement a voluntary exclusion program that requires, among other things, (i) that persons who participate in the voluntary exclusion program be included on a list of persons excluded from all Indiana riverboats, (ii) that persons who participate in the voluntary exclusion program may not seek readmittance to Indiana riverboats, (iii) Riverboat Licensees and Operating Agents must make reasonable efforts, as determined by the Indiana Gaming Commission, to cease all direct marketing efforts to a person participating in the voluntary exclusion program, and (iv) a Riverboat Licensee or Operating Agent may not cash a check of, or extend credit to, a person participating in the voluntary exclusion program. The voluntary exclusion program does not preclude a Riverboat Licensee or Operating Agent from seeking payment of a debt accrued by a person before entry into the voluntary exclusion program. The Indiana Gaming Commission has commenced the voluntary exclusion program and, as of August 2007, 1,908 individuals had requested voluntary exclusion from Indiana riverboats.

The Indiana General Assembly amended the Indiana Act in 2002 to allow riverboats to choose between continuing to conduct excursions or operate dockside. The Indiana Gaming Commission authorized riverboats to commence dockside operations on August 1, 2002. Blue Chip opted to operate dockside and commenced dockside operations on August 1, 2002. Pursuant to the legislation, the tax rate was increased from 20% to 22.5% during any time an Indiana riverboat does not operate dockside. For those riverboats that operate dockside, the following graduated tax rate is applicable: (i) 15% of the first $25 million of adjusted gross receipts, which we refer to as AGR; (ii) 20% of AGR in excess of $25 million, but not exceeding $50 million; (iii) 25% of AGR in excess of $50 million, but not exceeding $75 million; (iv) 30% of AGR in excess of $75 million, but not exceeding $150 million; and (v) 35% of AGR in excess of $150 million, but not exceeding $600 million; (vi) 40% of AGR in excess of $600 million. AGR is based on Indiana's fiscal year (July 1 of one year through June 30 of the following year). Pursuant to legislation adopted in May 2003, the graduated tax rate will be retroactively applied to each riverboat's July 2002 AGR even though dockside operations did not commence until August 1, 2002. The Operating Agent in Orange County will pay the wagering tax on the same basis as the other ten Indiana riverboats. The Indiana Act requires that Riverboat Licensees pay a $3.00 admission tax for each person. A riverboat that opts to continue excursions pays the admission tax on a per excursion basis while a riverboat that operates dockside pays the admission tax on a per entry basis. Legislation enacted in April 2007 provides the Indiana Gaming Commission with the authority to adopt rules to determine the point at which a patron is considered admitted to a riverboat. The Orange County Operating Agent must pay a $4.00 admission tax for each person that enters the riverboat. Slot Track Licensees must pay the following graduated wagering tax: (i) 25% of the first $100 million; (ii) 30% of AGR in excess of $100 million, but not exceeding $200 million; (iii) 35% of AGR in excess of $200 million. The Indiana Act provides for the suspension or revocation of a license whose owner does not timely submit the wagering or admission tax. Slot track licensees must also pay (i) a 3% county slot machines wagering fee not to exceed $8 million in a fiscal year; (ii) an annual $500,00 problem gambling fee; (iii) 15% of its respective AGR to horsemen's purses, horsemen's associations and the gaming integrity fee; and (iv) an annual supplemental fee of 1% AGR to the Operating Agent for the first five years of operation and, thereafter, an annual renewal fee of $100 per slot machine.

In April 2007 the Indiana General Assembly amended the manner in which riverboats are to be taxed for property tax purposes. Retroactive to March 1, 2006, riverboats are to be taxed based on the lowest valuation as determined by an application of each of the following methodologies: (i) cost approach; (ii) sales comparison approach; and (iii) income capitalization approach. Alternatively the Riverboat Licensee and the respective Township Assessor may reach an agreement regarding the value of the riverboat. All Indiana state excise taxes, use taxes and gross retail taxes apply to sales made on a riverboat. In 2004 the Indiana Supreme Court ruled that vessels purchased out of the State of Indiana and brought into the State of Indiana would be subject to Indiana sales tax. Additionally, the Supreme Court declined to hear an Indiana Tax Court case that determined wagering tax payments made by a riverboat could not be deducted from the riverboat's adjusted gross income.

The Indiana Gaming Commission is authorized to conduct investigations into gambling games, the maintenance of equipment, and violations of the Indiana Act as it deems necessary. The Indiana Gaming Commission may subject a Riverboat Licensee, an Operating Agent or a Slot Track Licensee to fines, suspension or revocation of its license or Operating Contract for any conduct that violates the Indiana Act, rules promulgated thereunder or that constitutes a fraudulent act.

A Riverboat Licensee, Operating Agent and Slot Track Licensee must post a bond during the period of the initial five-year license in an amount the Indiana Gaming Commission deems will secure the obligations of a Riverboat Licensee for infrastructure and other facilities associated with the riverboat gambling operation and that may be used as payment to the local community, the state and other aggrieved parties. The bond must be payable to the Indiana Gaming Commission as obligee. The initial bond posted by Blue Chip has been reduced as Blue Chip met its obligations to the local community and the State. As a condition of relicensure, Blue Chip must maintain a bond in the amount of $1 million to meet general legal and financial obligations to the local community and the State. The Riverboat Licensee, Operating Agent and Slot Track Licensee must carry insurance in types and amounts as required by the Indiana Gaming Commission.

By rule promulgated by the Indiana Gaming Commission, neither a Riverboat Licensee, Operating Agent nor a Slot Track Licensee may enter into or perform any contract or transaction in which it transfers or receives consideration that is not commercially reasonable or that does not reflect the fair market value of goods and services rendered or received. All contracts are subject to disapproval by the Indiana Gaming Commission and contracts should reflect the potential for disapproval.

The Indiana Act places special emphasis on minority and women business enterprise participation in the riverboat industry. Riverboat Licensees, Operating Agents and Slot Track Licensees must establish goals of expending ten percent of the total dollars spent on the majority of goods and services with minority business enterprises and five percent with women business enterprises. The Indiana Gaming Commission recently hired consultants who performed a Statistical Analysis of the Utilization of minority and women business enterprises by Riverboat Licensees and the Operating Agents. The draft analysis was released in June 2007 and the Indiana Gaming Commission plans to adopt the analysis and establish goals, if any, based on the results of the analysis in September 2007. Riverboat Licensees, Operating Agents and Slot Track Licensees may be subject to a disciplinary action for failure to meet the minority and women business enterprise expenditure goals.

By rule promulgated by the Indiana Gaming Commission, a Riverboat Licensee or affiliate may not enter into a debt transaction in excess of $1 million without the prior approval of the Indiana Gaming Commission. A debt transaction is any transaction that will result in the encumbrance of assets. Unless waived, approval of debt transactions requires consideration by the Indiana Gaming Commission at two business meetings. The Indiana Gaming Commission, by resolution, has authorized the Executive Director, subject to subsequent approval by the Indiana Gaming Commission, to approve debt transactions after a review of the documents and consultation with the Chair and the Indiana Gaming Commission's outside financial analyst.

A rule promulgated by the Indiana Gaming Commission requires the reporting of currency transactions to the Indiana Gaming Commission after the transactions are reported to the federal government. Indiana rules also require that Riverboat Licensees track and maintain logs of transactions that exceed $3,000. The Indiana Gaming Commission has promulgated a rule that prohibits distributions, excluding distributions for the payment of taxes, by a Riverboat Licensee to its partners, shareholders, itself or any affiliated entity if the distribution would impair the financial viability of the riverboat gaming operation. The Indiana Gaming Commission has also promulgated a rule mandating Riverboat Licensees to maintain a cash reserve to protect patrons against defaults in gaming debts. The cash reserve is to be equal to a Riverboat Licensee's average payout for a three-day period based on the riverboat's performance the prior calendar quarter. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated.

The Indiana Act prohibits contributions to a candidate for a state legislative or local office or to a candidate's committee or to a regular party committee by:

- a person who owns at least one percent of a Riverboat Licensee, Operating Agent or Slot Track Licensee;
- a person who is an officer of a Riverboat Licensee, Operating Agent or Slot Track Licensee;
- a person who is an officer of a person that owns at least one percent of a Riverboat Licensee, Operating Agent or Slot Track Licensee; or
- a person who is a political action committee of a Riverboat Licensee, Operating Agent, or Slot Track Licnesee.

The prohibition against political contributions extends for three years following a change in the circumstances that resulted in the prohibition.

Individuals employed on a riverboat and in certain positions must hold an occupational license issued by the Indiana Gaming Commission. Suppliers of gaming equipment and gaming or revenue tracking services must hold a supplier's license issued by the Indiana Gaming Commission. By rule promulgated by the Indiana Gaming Commission, Riverboat Licensees, Operating Agents (and it is anticipated Slot Track Licensees) who employ non-licensed individuals in positions requiring licensure or who purchase supplies from a non-licensed entity may be subject to a disciplinary action.

Florida

In the State of Florida, we, through wholly owned subsidiaries, own and operate one gaming facility, the Dania Jai-Alai Fronton in Dania, Broward County, Florida. Jai-Alai is a Spanish ball game that under Florida law allows the operator of the Fronton, to accept pari-mutuel wagers on the outcome of the game. Pari-mutuel wagering on Jai-Alai games is subject to extensive state regulation under Chapter 550 of the Florida Statutes and Chapter 61D of the Florida Administrative Code. The statutory scheme regulating the conduct of Jai-Alai games has been in existence since the 1930s.

Two separate pari-mutuel permits operate at the Dania Jai-Alai Fronton. The main Jai-Alai permit, presently owned by our subsidiary, The Aragon Group, Inc., which we refer to as Aragon, was issued by the State of Florida in 1953; and under law, that permit was originally authorized to operate only during the winter tourist season, running from December 1 through the following April 30. In 1980, the Florida legislature enacted a law that allowed for the creation of a summer Jai-Alai permit in both Miami-Dade and Broward Counties, which permit was authorized to operate from May 1 through November 30. After passage of the law authorizing summer Jai-Alai activities, a summer Jai-Alai license was issued by the State of Florida to the predecessor to the current owner of the permit, Summersport Enterprises, Ltd., which we refer to as Summersport. Summersport is one of our subsidiaries. By holding both permits, year round Jai-Alai operations were authorized for the Dania Jai-Alai Fronton. Through subsequent legislative changes, the restriction on the number of days the Jai-Alai permit owned by Aragon could operate was lifted, thereby allowing year round operation under that permit. The restriction on the operational days for the summer Jai-Alai permit was not lifted, however, and therefore remains in effect. Presently, we own and operate under both of the permits.

In addition to conducting pari-mutuel wagering on Jai-Alai games, the following additional forms of gaming are authorized at the Dania Jai-Alai Fronton:

- simulcast wagering on pari-mutuel events, including wagering on all of the other pari-mutuel sports authorized under Florida law, such as thoroughbred and harness horse racing and greyhound racing;

- poker and dominoes under a special cardroom license held by certain Florida pari-mutuel permitholders including Aragon and Summersport; and

- slot machine gaming under a special slot machine gaming license held by a limited number of Florida pari-mutuel permitholders including Aragon.

Jai-Alai and other pari-mutuel wagering activities

Conducting Jai-Alai games and accepting pari-mutuel wagering on those games is strictly regulated by the Florida Division of Pari-Mutuel Wagering, which we refer to as the Pari-Mutuel Division. The Pari-Mutuel Division is an executive branch administrative agency, with the director serving at the pleasure of the Governor. All actions taken by the Pari-Mutuel Division are subject to the provisions of the Florida Administrative Procedures Act as contained in Chapter 120 of the Florida Statutes.

The Pari-Mutuel Division's authority is granted under Chapter 550 of the Florida Statutes. Chapter 550 of the Florida Statutes imposes a number of statutory duties on the Pari-Mutuel Division, including the duty to:

- adopt rules for the control, supervision and direction over all applicants, permitholders and licensees and over the conduct of all pari-mutuel activities and events to assure compliance with the provisions of Chapter 550 and to otherwise protect the interest of the public by assuring the integrity of the outcome of the pari-mutuel events;

- oversee the making and distribution of all pari-mutuel pools;

- collect taxes and require compliance with all financial reporting requirements; and

- conduct investigations of applicants for permits and licenses to assure compliance with the moral and financial qualifications set forth in Chapter 550.

Other provisions of Chapter 550 grant Jai-Alai permitholders, including Aragon and Summersport, the right to accept pari-mutuel wagers on other pari-mutuel events that are conducted live at other pari-mutuel facilities within and without the State of Florida. The foregoing sections, which grant additional rights to pari-mutuel wagering, list many exceptions to the general rule authorizing the simulcasting of signals. These exceptions include restrictive provisions designed to protect a permitholder's live meet from the forced transmission of a simulcast signal within the live permitholder's "market area." Nonetheless, both Aragon and Summersport are actively engaged in the business of accepting wagers on simulcast events conducted by consenting facilities that have elected not to enforce the "market area" restrictions or which are conducted by consenting facilities outside of the "market area."

Poker and domino activities under Cardroom license

In 1996, the Florida legislature first authorized the issuance of Cardroom licenses to the holders of pari-mutuel permits, subject to a local option approval by the county commission in the Florida county where the pari-mutuel permitholder conducted its business. Section 849.086 of the Florida Statutes contains the statutory authority for cardroom activities and also contains the applicable regulatory framework. Cardroom activity was authorized by the Broward County Commission in 1996 and shortly thereafter both Aragon and Summersport applied for and received from the Pari-Mutuel Division Cardroom licenses. Initially, poker games only were authorized under section 849.086, however, during the 2007 session of the legislature, this section was expanded to include dominoes as an authorized game. In addition, the 2007 legislation made other important changes to the regulatory scheme under which cardrooms operate, including increasing the maximum bet to $5.00 with three raises per round, modifying the days of operation of cardrooms so that cardroom activities may now occur on days when no live pari-mutuel activities are being conducted, loosening the limitations on tournament play, authorizing giveaways and jackpots and increasing the annual license fee per table to $1,000.

The legislative changes to Section 849.086 discussed in the preceding paragraph became effective on July 1, 2007.

Slot Machine Gaming

In November 2004, voters in the State of Florida amended the Constitution of the State of Florida to allow the voters of Miami-Dade and Broward Counties to decide whether to approve slot machine gaming within existing pari-mutuel facilities in their respective county. Our Fronton is located in Broward County and therefore met the initial qualification threshold contained in the constitutional amendment. Broward County voters approved the local referendum in March 2005. Accordingly, slot machine gaming may be lawfully conducted at the facility known as the Dania Jai-Alai Fronton.

The regulatory scheme for slot machine gaming is contained within Chapter 551 of the Florida Statutes, which law became effective on January 4, 2006. Although there are pari-mutuel facilities in numerous other counties in the State of Florida, the legislation, tracking the constitutional amendment, also restricted slot machine gaming to pari-mutuel facilities in Miami-Dade and Broward Counties. Further, only existing pari-mutuel facilities can be approved locations for slot machine gaming.

The 2006 law governing slot machine gaming included the following material features:

- the facility may be operated 365 days per year, 16 hours per day;

- the maximum number of machines is 1,500 Vegas-style (Class III) slot machines per facility;

- the annual license fee is $3 million;

- the tax payable to the State of Florida is 50% of net slot revenue;

- the machines will not accept coins or currency, but are ticket in/ticket out;

- the minimum age to play the machines is 21 years;

- ATMs are not permitted within the facility; and

- the Pari-Mutuel Division is required to enforce the provisions of Chapter 551, including through use of its investigatory and police powers.

Beginning in late 2006, slot machine gaming began at other pari-mutuel facilities in Broward County, with Gulfstream Park, a thoroughbred racing facility located in Hallandale, Florida, which opened in October 2006; Mardi Gras Gaming, a greyhound racing facility also located in Hallandale, Florida, which opened in December 2006; and Pompano Park, a harness horse racing facility located in Pompano Beach, Florida, which opened in April 2007. In March, 2007, Aragon was granted a slot machine license by the Pari-Mutuel Division.

Based upon the initial activity at the other facilities, the legislature in 2007 made several amendments to Chapter 551, including:

- the increase of authorized slot machines to 2,000 per facility;

- allowing ATMs to be placed within the pari-mutuel wagering areas of the facility;

- authorizing off-site storage facilities for slot machines; and

- increasing the hours of operation to18 hours per weekday and 24 hours per weekend day.

The foregoing described legislative changes became effective on June 27, 2007.

In October 2004, a group of plaintiffs brought suit in the Circuit Court in Leon County, Florida, against a group of defendants, including the Florida Secretary of State among others, seeking to permanently enjoin a proposed ballot measure to amend the Florida Constitution to allow Florida voters to approve slot machines at certain pari-mutuel gaming facilities in Miami-Dade and Broward Counties, which we refer to as the Slot Initiative. The plaintiffs in this action claim that the Slot Initiative was improperly placed on the ballot because a portion of the required signatures needed to place it on the ballot were forged. The relief sought in this action included an injunction to prevent inclusion of the Slot Initiative in the ballot for Florida's 2004 general election. Prior to the issuance of a final order from the Circuit Court, the Slot Initiative was approved by the electorate in November 2004.

In January 2005, the Circuit Court dismissed the complaint with prejudice, citing among other reasons that the approval of the voters had cured the alleged procedural deficiencies identified by the plaintiffs. The District Court of Appeal for Florida's First Appellate District reversed the ruling of the Circuit Court, holding that procedural deficiencies identified in a lawsuit initiated before an election are not cured by the election and therefore the plaintiffs should be given the opportunity to prove in court whether the allegations of their complaint are true. The District Court, recognizing the potential impact of its decision, certified to the Florida Supreme Court the following two questions: (1) whether validations of signatures by supervisors of elections can be challenged based on allegations of fraud after certifications of signatures have been accepted by the Secretary of State and the ballot printed and absentee voting commenced in accordance with Florida law; and (2) whether an amendment to the Florida Constitution that is approved by the vote of the electors may be subsequently invalidated if, in an action filed before the election, there is a showing made after the election that necessary signatures on the petition proposing the amendment were fraudulently obtained.

On March 27, 2007, the Florida Supreme Court accepted jurisdiction to hear the certified questions. If the Circuit Court decision is upheld by the Supreme Court, then the case will be deemed dismissed with prejudice and the constitutional amendment will continue in effect. If the District Court of Appeal's decision is upheld by the Supreme Court, then the matter will be returned to the Circuit Court for a trial on the plaintiffs' allegations, with the burden of proof on the plaintiffs to prove than the petition supporting inclusion of the Slot Imitative on the 2004 ballot was supported by an insufficient number of valid signatures. If the matter is tried and the plaintiffs are unsuccessful, then the amendment will continue in effect. If the matter is tried and the plaintiffs are successful, then it is likely that the amendment will be invalidated.

If the amendment is invalidated, it is unclear whether the result will require a cease to slot machine gaming in Florida as such activity currently is authorized in Florida under a validly enacted statute through which slot machine gaming was specifically authorized by the Florida Legislature and approved by the then sitting Governor. We cannot assure you as to the outcome of this litigation, or the subsequent interpretation of the validity of the statute authorizing slot machine gaming.